UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

DWS Dreman Value Income Edge Fund, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

23339M204
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,672,904
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,672,904
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,672,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,672,904
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,672,904
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,672,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 718,495
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 718,495
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715,822
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 715,822
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 238,087
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 238,087
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON ROBERT H. DANIELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON GREGORY R. DUBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON WILLIAM J. ROBERTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339M204

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of DWS Dreman Value Income Edge Fund, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 345 Park Avenue, New York, NY 10154-0004.

Item 2.	Identity and Background.

(a)           This statement is filed by Western Investment LLC, a Delaware limited liability company (“WILLC”), Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”), Western Investment Total Return Fund Ltd., a Cayman Islands corporation (“WITRL”), Arthur D. Lipson (together with WILLC, WIHP, WITRP and WITRL, the “Western Entities”), Robert H. Daniels, Gregory R. Dube  and William J. Roberts.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

WILLC has sole voting and investment power over WIHP’s, WITRP’s and WITRL’s security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC’s voting and investment decisions.

Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WITRP and Mr. Lipson is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.  The principal business address of WITRL is c/o dms Management, P.O. Box 31910, dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands.  The officers and directors of WITRL and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

The principal business address of Mr. Daniels is 1685 Eighth Avenue, San Francisco, California 94122.

The principal business address of Mr. Dube is 873 East Saddle River Road, Ho-Ho-Kus, New Jersey 07423.

The principal business address of Mr. Roberts is c/o The Atlantic Philanthropies (USA) Inc., 125 Park Avenue, 21st Floor, New York, New York 10017.

(c)           The principal business of WILLC is acting as the investment manager of WITRL and the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP, WITRP and WITRL is acquiring, holding and disposing of investments in various companies.

The principal occupation of Mr. Daniels is Emeritus Professor of Accounting at San Francisco State University and attorney.

CUSIP NO. 23339M204

The principal occupation of Mr. Dube is serving as Chairman of Roseheart Associates.

The principal occupation of Mr. Roberts is serving as the Director of U.S. Advocacy for the Atlantic Philanthropies (USA) Inc.

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lipson, Daniels, Dube and Roberts are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,672,904 Shares beneficially owned by WILLC is approximately $19,746,079.  The Shares beneficially owned by WILLC consist of 500 Shares that were acquired with WILLC’s working capital, 718,495 Shares that were acquired with WIHP’s working capital, 715,822 Shares that were acquired with WITRP’s working capital and 238,087 Shares that were acquired with WITRL’s working capital.

The aggregate purchase price of the 600 Shares beneficially owned by Mr. Daniels is approximately $17,596.  The Shares beneficially owned by Mr. Daniels were acquired with personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other shareholders of the Issuer concerning the business, operations and future plans of the Issuer.  The Reporting Persons are concerned by the persistent discount to net asset value at which the Shares have been trading and believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or reduced.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels and/or discount to net asset value of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals concerning, among other things, changes to the capitalization, ownership structure or operations of the Issuer or replacement of the Issuer’s investment manager with an investment manager that is concerned with the discount to net asset value at which the Shares have been trading and that will take action to eliminate or reduce such discount, purchasing additional Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 23339M204

WILLC is seeking representation on the Issuer’s Board of Directors (the “Board”).  On December 17, 2009, WILLC delivered a letter to the Corporate Secretary of the Issuer nominating Robert H. Daniels, Gregory R. Dube, Arthur D. Lipson and William J. Roberts to be elected to the Board at the 2010 annual meeting of shareholders of the Issuer, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2010 Annual Meeting”).

On December 17, 2009, WILLC also delivered a letter to the Corporate Secretary of the Issuer submitting, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, a proposal for inclusion in the Issuer’s proxy for the 2010 Annual Meeting and to be voted on at the 2010 Annual Meeting (the “14a-8 Proposal”).  WILLC is proposing that the Board take the necessary steps to declassify the Board so that all directors are elected on an annual basis.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 25,800,109 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2009, as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on December 3, 2009.

As of the date hereof, WIHP, WITRP and WITRL beneficially own 718,495, 715,822 and 238,087 Shares, respectively, constituting approximately 2.8%, 2.8% and less than 1%, respectively, of the Shares outstanding.

As the investment manager of WITRL and the general partner of each of WIHP and WITRP, WILLC may be deemed to beneficially own the 1,672,404 Shares owned in the aggregate by WIHP, WITRP and WITRL, constituting approximately 6.5% of the Shares outstanding, in addition to the 500 Shares it holds directly.

As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 1,672,904 Shares beneficially owned by WILLC, constituting approximately 6.5% of the Shares outstanding.  As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Western Entities may be deemed to beneficially own the 600 Shares owned by the other Reporting Persons.  The Western Entities disclaim beneficial ownership of such Shares.

CUSIP NO. 23339M204

As of the date hereof, Mr. Daniels directly owns 600 Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Mr. Daniels may be deemed to beneficially own the 1,672,904 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Daniels disclaims beneficial ownership of such Shares.

Mr. Dube does not own directly any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Mr. Dube may be deemed to beneficially own the 1,673,504 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Dube disclaims beneficial ownership of such Shares.

Mr. Roberts does not own directly any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Mr. Roberts may be deemed to beneficially own the 1,673,504 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Roberts disclaims beneficial ownership of such Shares.

(b)           Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by the Western Entities by virtue of their respective positions as described in Item 2.

Mr. Daniels has sole voting and dispositive power over the Shares directly owned by him.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 8, 2010, WILLC, WIHP, WITRP, WITRL and Messrs. Lipson, Daniels, Dube and Roberts entered into a Joint Filing and Solicitation Agreement  (the “Joint Filing and Solicitation Agreement”) in which, among other things, (a) the parties agreed to the joint filing and solicitation on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws and (b) the parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by WILLC to the Issuer’s Board at the 2010 Annual Meeting and for soliciting stockholder support for the 14a-8 Proposal and for the purpose of taking all other actions incidental to the foregoing (the “Solicitation”).  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, WILLC has agreed to indemnify Messrs. Daniels, Dube and Roberts against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 23339M204

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing.  The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their Shares subject to recall at their discretion.

Other than as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Total Return Partners L.P., Western Investment Total Return Fund Ltd., Arthur D. Lipson, Robert H. Daniels, Gregory R. Dube and William J. Roberts dated January 8, 2010.

99.2	Form of Indemnification Agreement.

99.3	Powers of Attorney.

CUSIP NO. 23339M204

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2010	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 23339M204

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Robert H. Daniels, Gregory R. Dube and William J. Roberts

CUSIP NO. 23339M204

SCHEDULE A

Directors and Officers of Western Investment Total Return Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Don M. Seymour Director	Businessperson dms Management Ltd.	dms Management P.O. Box 31910 dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands	Cayman Islands

David Bree Director	Businessperson dms Management Ltd.	dms Management P.O. Box 31910 dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands	Cayman Islands

J.D. Clark & Co. Secretary	Trust Company	2225 Washington Blvd. Ogden, Utah 84401	United States

CUSIP NO. 23339M204

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

WESTERN INVESTMENT HEDGED PARTNERS L.P.
11/10/2009	2,500	11.0777
11/11/2009	5,000	11.1425
11/13/2009	1,300	11.0088
11/19/2009	17,500	11.1497
11/19/2009	1,800	11.1499
11/20/2009	19,900	11.1228
11/20/2009	12,000	11.1243
11/24/2009	44,600	11.3150
11/24/2009	2,800	11.3220
11/25/2009	5,500	11.3693
11/25/2009	1,700	11.3726
11/27/2009	1,300	11.1112
11/27/2009	8,000	11.2204
11/30/2009	31,400	11.3918
11/30/2009	7,000	11.4130
12/1/2009	76,400	11.4105
12/1/2009	2,200	11.4106
12/2/2009	39,500	11.3924
12/2/2009	3,800	11.4029
12/3/2009	3,900	11.4642
12/3/2009	7,100	11.4586
12/4/2009	8,917	11.4754
12/4/2009	49,583	11.4604
12/7/2009	1,300	11.4189
12/7/2009	20,000	11.4719

CUSIP NO. 23339M204

12/8/2009	3,300	11.4488
12/8/2009	31,300	11.4504
12/9/2009	19,300	11.4447
12/9/2009	2,800	11.4557
12/10/2009	300	11.5325
12/10/2009	1,100	11.5753
12/14/2009	600	11.6785
12/14/2009	3,800	11.6513
12/15/2009	6,025	11.6387
12/15/2009	6,000	11.6320
12/16/2009	100	11.7025
12/16/2009	1,150	11.7038
12/17/2009	200	11.6325
12/17/2009	10,139	11.7163
12/18/2009	800	11.6850
12/18/2009	4,100	11.6911
12/18/2009	4,360	11.7060
12/21/2009	10,300	11.7175
12/21/2009	11,200	11.7148
12/22/2009	4,100	11.7635
12/22/2009	7,200	11.7683
12/23/2009	8,600	11.8413
12/23/2009	5,800	11.8484
12/23/2009	963	11.8427
12/24/2009	486	11.8994
12/24/2009	1,100	11.9243
12/28/2009	5,500	11.9485
12/28/2009	1,500	11.9437
12/29/2009	3,100	11.9576
12/29/2009	4,300	11.9537
12/30/2009	13,000	11.9977
12/30/2009	16,400	11.9790

CUSIP NO. 23339M204

12/30/2009	1,000	11.9950
12/31/2009	3,900	12.0344
12/31/2009	5,500	12.0282
1/4/2010	7,500	12.1777
1/4/2010	18,100	12.1916
1/5/2010	3,100	12.2831
1/5/2010	22,400	12.2756

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
11/10/2009	2,500	11.0777
11/11/2009	5,000	11.1425
11/13/2009	1,388	11.0088
11/19/2009	17,370	11.1497
11/19/2009	1,900	11.1499
11/20/2009	19,900	11.1228
11/20/2009	12,000	11.1243
11/24/2009	44,600	11.3150
11/24/2009	2,800	11.3220
11/25/2009	5,600	11.3693
11/25/2009	1,675	11.3726
11/27/2009	1,300	11.1112
11/27/2009	7,900	11.2204
11/30/2009	31,400	11.3918
11/30/2009	6,934	11.4130
12/1/2009	76,500	11.4105
12/1/2009	2,178	11.4106
12/2/2009	39,400	11.3924
12/2/2009	3,800	11.4029
12/3/2009	4,000	11.4642
12/3/2009	7,100	11.4586
12/4/2009	8,900	11.4754
12/4/2009	49,517	11.4604
12/7/2009	1,300	11.4189
12/7/2009	20,000	11.4719

CUSIP NO. 23339M204

12/8/2009	3,400	11.4488
12/8/2009	31,100	11.4504
12/9/2009	19,400	11.4447
12/9/2009	2,756	11.4557
12/10/2009	300	11.5325
12/10/2009	1,100	11.5753
12/14/2009	600	11.6785
12/14/2009	3,700	11.6514
12/15/2009	6,100	11.6387
12/15/2009	5,900	11.6320
12/16/2009	1,200	11.7038
12/17/2009	200	11.6325
12/17/2009	10,139	11.7163
12/18/2009	800	11.6850
12/18/2009	4,041	11.6911
12/18/2009	4,359	11.7060
12/21/2009	10,265	11.7175
12/21/2009	11,200	11.7148
12/22/2009	4,100	11.7635
12/22/2009	7,182	11.7683
12/23/2009	8,575	11.8413
12/23/2009	5,800	11.8484
12/24/2009	500	11.8994
12/24/2009	1,100	11.9243
12/28/2009	5,400	11.9485
12/28/2009	1,600	11.9437
12/29/2009	3,200	11.9576
12/29/2009	4,100	11.9537
12/30/2009	12,997	11.9977
12/30/2009	16,400	11.9790
12/31/2009	3,935	12.0344
12/31/2009	5,500	12.0282
1/4/2010	7,400	12.1777
1/4/2010	18,200	12.1916

CUSIP NO. 23339M204

1/5/2010	3,150	12.2831
1/5/2010	22,400	12.2756

WESTERN INVESTMENT TOTAL RETURN FUND LTD.
11/12/2009	11,645	11.0441
1/6/2010	66,700	12.4536
1/6/2010	14,506	12.4398
1/6/2010	8,409	12.4739
1/7/2010	3,800	12.5071
1/7/2010	8,800	12.5853
1/7/2010	81,927	12.5897
1/8/2010	41,500	12.7702
1/8/2010	800	12.6735

WESTERN INVESTMENT LLC
None

ARTHUR D. LIPSON
None

ROBERT H. DANIELS
None

GREGORY R. DUBE
None

WILLIAM J. ROBERTS
None